Filed by PFSweb, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: eCOST.com, Inc.
Commission File Number: 000-50887
URGENT NOTICE
To the Stockholders of
PFSweb, Inc.
January 06, 2006
Dear Stockholder,
As previously communicated to you, PFSweb will hold a special meeting of stockholders on January 23, 2006 applicable to its proposed merger transaction with eCOST.com.
At the Special Meeting, you are being asked to vote on the proposals listed below.
•	Approve Issuance of PFSweb’s Stock For Merger — allows issuance of one share of PFSweb stock for each outstanding share of eCOST stock pursuant to merger agreement.

•	Amend PFSweb’s Certificate of Incorporation re: Authorized Shares — the proposed amendment increases the number of authorized shares of PFSweb common stock, $0.001 par value, from 40 million shares to 75 million shares.

•	Adjourn Meeting — to grant discretionary authority to adjourn the meeting, if necessary, to solicit additional proxies with respect to the above two proposals.
Your vote is important. You have previously received in the mail a joint proxy statement/prospectus and proxy card applicable to this meeting. Whether or not you expect to attend the meeting, you are requested to complete, sign and date either the previously mailed proxy card or the enclosed proxy voting instruction form as promptly as possible so that your shares may be represented at the meeting. If you have already completed and submitted your proxy card vote, thank you.

Your shares can NOT be voted at the meeting without your instructions.
Your prompt response is appreciated. For your convenience you can vote your shares by internet or by utilizing the toll-free number that is listed on the enclosed proxy voting form.
We hope to hear from you. If you need assistance in casting your vote, please call Mellon Investor Services (PFSweb’s proxy solicitation agent) at: 1-917-320-6285.
Sincerely,
Harvey Achatz
Secretary